February 18, 2020

Lauren Romer
General Counsel
Ping Identity Holding Corp.
1001 17th Street, Suite 100
Denver, Colorado 80202

       Re: Ping Identity Holding Corp.
           Draft Registration Statement on Form S-1
           Submitted February 13, 2020
           CIK No. 0001679826

Dear Ms. Romer:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:    Robert E. Goedert